United States securities and exchange commission logo





                 January 19, 2022

       Gregg Felton
       Co-Chief Executive Officer and Director
       Altus Power, Inc.
       2200 Atlantic Street
       6th Floor
       Stamford, Connecticut 06902

       Lars Norell
       Co-Chief Executive Officer and Director
       Altus Power, Inc.
       2200 Atlantic Street
       6th Floor
       Stamford, Connecticut 06902

                                                        Re: Altus Power, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 10,
2022
                                                            File No. 333-262072

       Dear Mr. Felton:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Arthur Tornabene-Zalas at 202-551-3162 or Loan Lauren Nguyen, Legal
       Branch Chief, at 202-551-3642 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Carl Marcellino, Esq.